September 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Mount Knowledge Holdings, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed February 10, 2010
File No. 000-52664

Dear Mr. Shannon:

We represent Mount Knowledge Holdings, Inc. (“MKHD” or the “Company,” “we,” “us,” or “our”). By letter dated September 17, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report of Form 10-K filed on February 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended October 31, 2009

Financial Statements, page F-1

Note 10. Subsequent Events – Not Audited, page F-14

1. You have indicated that Note 10 is not audited; however, your auditor’s opinion on page F-2 specifically indicates that footnote 10 was audited with an opinion date of February 5, 2010. Please respond to the following:

  Clarify for us why there is a discrepancy between your audit opinion and your disclosure in Note 10;
Response:	The body/text of the Note 10 in the Form 10-K filed February 10, 2010 has been removed from the notes to the financial statements. The body/text of the Note 10 in the Form 10-K filed February 10, 2010 was included in the notes to the financial statements in error and has been deleted by the Company. The title of the Note 11 in the Form 10-K filed February 10, 2010 has been changed to “Note 10.” In light of the changes described above, the audit opinion now reads correctly without any revisions.
  Tell us why you have presented Note 11 as audited in light of the fact your audit opinion does not appear to apply to Note 11; and
Response:	Please see the response above. The unaudited Note 10 in the Form 10-K filed February 10, 2010 was included in the notes to the financial statement in error and has been deleted by the Company.

  Explain to us why you have provided an unaudited footnote describing subsequent events and refer us to the accounting guidance you are relying upon to support your presentation of an unaudited footnote.
Response:	Please see the response above. The unaudited Note 10 in the Form 10-K filed February 10, 2010 was included in the notes to the financial statement in error and has been deleted by the Company.

2. In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
            Gregg E. Jaclin
            Partner